FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO TRANSFER RETAIL FUND MANAGEMENT IN SPAIN TO AFINA

HSBC has agreed to transfer the retail fund management business in Spain carried out by HSBC Fund Management (Espana) S.G.I.I.C. S.A., together with its four staff, to AFINA GESTION S.G.I.I.C. S.A., a member of the Commerzbank Group.

HSBC Fund Management (Espana) S.G.I.I.C. S.A. is an indirectly held, wholly-owned subsidiary of HSBC Holdings plc. The net asset value of the business to be transferred was EUR1.28 million at 31 January 2003.

The transaction is subject to approval from Comision Nacional del Mercado de Valores (CNMV), the Spanish Stock Market regulator.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                                                        By:

                                                                                                                                                                                                                        Name: P A Stafford

                                                                                                                                                                                                                        Title: Assistant Group Secretary

                                                                                                                                                                                                                        Date: 05 March 2003